December 18, 2024

Mariano Tannenbaum
Chief Financial Officer
Arcos Dorados Holdings Inc.
R  o Negro 1338, First Floor
Montevideo, Uruguay 11100

       Re: Arcos Dorados Holdings Inc.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-35129
Dear Mariano Tannenbaum:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services